SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 24 July 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------





press release

24 July, 2003


                    BP BOARD APPOINTS NEW COMPANY SECRETARY


The board of BP p.l.c announced today that David Jackson has been appointed company secretary and head of the chairman's office with effect from July 24, 2003. He succeeds Judith Hanratty who has reached normal retirement age after 28 years with BP and nine years in her current role.

Before joining BP in 2002 Mr Jackson, who is a solicitor, was company secretary and general counsel at Powergen plc for 13 years. He played a key role in the legal affairs of Powergen, starting with its privatisation and culminating in its acquisition by E.ON AG. in early 2002.

Paying tribute to Judith Hanratty, BP chairman Peter Sutherland said: "As company secretary and head of the chairman's office since 1994, Judith has created an exceptional legacy for the future.

"She has been instrumental in creating the model for corporate governance in BP which is recognised as being of the highest quality. As a member of the Bar with a wide range of business experience in the UK and abroad, Judith has developed, within the BP model, the role of the company secretary's office in providing specialist counsel and support to the board and the chairman.

"Her attributes of integrity and outstanding professionalism have been greatly valued by the board as a whole."


Further enquiries:

BP press office, +44 (0)207 496 4076






                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 24 July 2003                               /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary